Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: On April 17, 2025, the following article was published by Healthcare Business International in connection with the proposed acquisition of iCAD, Inc.

RadNet to acquire AI-powered iCAD to help with early detection and diagnosis of breast cancer

US diagnostic imaging services and digital health solutions firm RadNet has announced it will acquire the Nasdaq-listed, AI-powered, breast health solutions company iCAD to become part of its current wholly owned subsidiary DeepHealth, a health informatics company specialising in AI.

With the fact a woman is diagnosed with breast cancer every 14 seconds in mind, the deal is intended to help accelerate AI-powered early detection and diagnosis of breast cancer.

Under the terms of the definitive merger agreement, iCAD stockholders will receive 0.0677 shares of RadNet common stock for each share of iCAD common stock they hold at the closing of the merger.

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Based on RadNet’s closing price on Monday 14 April 2025, this represents a transaction value of approximately $103 million, $3.61 per share of iCAD common stock on a fully diluted basis, or 98% premium to iCAD stockholders.

Following completion of the acquisition, iCAD will be integrated into DeepHealth’s portfolio of solutions, adding its installed base of over 1,500 healthcare provider locations across over 50 countries. With iCAD’s commercial and engineering team anticipated to join, the combination is expected to accelerate RadNet’s growth and global leadership in cancer screening and artificial intelligence.

Kees Wesdorp, CEO of DeepHealth, and Greg Sorenson, chief scientific officer and clinical AI leader at DeepHealth, told HBI this acquisition was the right move for the firm because it “directly accelerates RadNet’s mission of delivering earlier, more accurate breast cancer detection — while turbocharging the growth of its digital health arm, DeepHealth” as well as bringing “three sharp advantages.”

This first is ‘faster scale’, with iCAD’s team and technology fast-forwarding DeepHealth’s impact across commercial and clinical fronts, the second is ‘broader commercial reach’ with it expanding access to 10 million mammograms annually (up from 1.9 million), and the third is ‘delivering a highly differentiating portfolio’, with combined capabilities for AI breast cancer detection.

“Together they [DeepHealth and iCAD] offer a progressive, end-to-end portfolio of AI-powered mammography solutions that meet customers at every stage of their adoption journey. iCAD brings global reach, multi-vendor compatibility, and rapid deployment of AI tools — ideal for customers just starting with AI. DeepHealth builds on this with tightly integrated, workflow-optimised solutions like its AI-powered viewer and reporting tools, driving faster, more accurate reads and operational efficiency,” Wesdorp and Sorenson explained.

How does this fit within trends RadNet is seeing? “This move aligns squarely with key market trends — AI is rapidly transforming diagnostic imaging, and RadNet saw that early. Since acquiring DeepHealth five years ago, RadNet has doubled down, recognising AI’s real-world potential to elevate care standards across diverse geographies. Now, with clear evidence of impact and accelerating adoption industry-wide, RadNet’s continued investment positions it at the forefront of AI-powered screening — right as the field reaches a critical inflection point.”

And, most importantly, while RadNet is based in the US, they emphasised the global impact the acquisition will have. “With iCAD’s existing presence in over 50 countries and support for both 2D and 3D mammography across all major OEM systems, the combined offering significantly expands RadNet and DeepHealth’s international reach. European countries, in particular, stand to benefit from enhanced access to AI-powered breast cancer detection, including support for 2D mammography, which remains prevalent across the region. This positions the combined entity to raise the standard of care globally — not just in the U.S.”

In a release, Dr. Howard Berger, President and Chief Executive Officer of RadNet, said, “This business combination is expected to accelerate our global leadership in and commitment to AI-powered breast cancer screening, and positions us to further advance population health.”

Dana Brown, President and CEO of iCAD added, “As we join forces with RadNet to create a broad offering of AI-driven solutions, we have the opportunity to redefine how breast cancer and other diseases are detected and treated. Together, we will work to expand access to cutting-edge tools, accelerate innovation and advance our product roadmaps, empowering radiologists with more precise, efficient and scalable solutions that should ultimately improve patient care and outcomes.”

The transaction is expected to close in the second or third quarter of 2025, subject to approvals.

We would welcome your thoughts on this story. Email your views to Hannah Millington or call 0207 183 3779.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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